SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2009

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Fourth Quarter Earnings Release and Conference Call Scheduled for February 26, 2009 dated February 12, 2009.

                                                                          ITEM 1

Press Release                                              Source: Internet Gold

Internet Gold's Fourth Quarter Earnings Release and Conference Call Scheduled for February 26, 2009

Thursday February 12, 1:01 am ET

PETACH TIKVA, Israel, February 12 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - News) today announced that it will release its fourth quarter results on Thursday, February 26, 2009, before the market is opened.

On the same day, Management will host an interactive teleconference to discuss the results at 10:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-888-7233-164 from within the U.S. or 1-866-485-2399 from within Canada, 0-808-1012-717 from within the U.K., or +972-3-918-0610 from other international locations.

The call will also be broadcast live through the company's Website, http://www.igld.com, and will be available there for replay during the next 30 days.

About Internet Gold

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 72.4% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission, including Internet Gold's Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Mor Dagan - Investor Relations, mor@km-ir.co.il / Tel:+972-3-516-7620

Ms. Idit Azulay, Internet Gold, idita@co.smile.net.il / Tel: +972-72-2003848

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                     (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date: February 12, 2009